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                                   EXHIBIT 1

                    TRANSATLANTIC PETROLEUM CORP.     NEWS

PROTIUM DUE DILIGENCE COMPLETED; EGYPT UPDATE.

FOR IMMEDIATE RELEASE
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Calgary, Alberta (March 12, 2001) - TransAtlantic Petroleum Corp. (TSE:TNP.U)
and the Protium Energy Group are pleased to announce the following update regarding the letter of intent outlined in TransAtlantic's December 27th press release.

Both parties have completed due diligence and have received unanimous approval from the respective Boards of Directors to proceed with the transaction. The revised letter agreement calls for a capital infusion into the Company of not less than US$20 million and up to US$45 million through the private placement of units as previously announced. In addition, Protium will now loan the Company up to US$1 million in bridge financing over the next three months as the parties work to complete all of the transaction requirements including TSE and shareholder approval. Certain of the Protium projects originally included in the letter of intent are being renegotiated so that the timing and size of the exploration commitments fit the Company's overall future exploration and production plans and budgets.

As part of TransAtlantic's overall growth strategy, the Protium deal represents an excellent opportunity to build on the current focal areas of North and West Africa and provides a much-needed boost to capital. The Company continues to seek out additional opportunities to acquire complementary corporate entities and oil and gas properties.

The Company's senior lender, Quest Ventures Ltd., has indicated its support for the Protium Transaction by allowing the Company to satisfy the Company's monthly installment obligation ($100,000) to Quest through the issuance of common shares for the period January through June 2001. This provides the Company with the flexibility to meet its financial commitments while, at the same time, allowing it to focus on closing the Protium Transaction.

Protium will advance the bridge financing in four US$250,000 installments over the next 3 months. The loan will be repaid at closing from the private placement proceeds. In the event the Protium Transaction is not consummated, the entire amount will be due September 30, 2001. The loan will bear interest at 12% and will, subject to regulatory approval, be convertible into common shares of the Company at

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market at Protium's option.  Should the Company's shareholders fail to approve the Protium Transaction, the conversion price would be reduced to a 15% discount to market and the Company would be liable for a "break fee" of 4 million shares (pre-consolidation). The loan is secured by a second lien against the shares of the Company's Egyptian subsidiary, GHP Exploration (West Gharib) Ltd., and a first lien against the Company's interest in the Winfield Ranch well and lawsuit.

In Egypt, the operator of the Company's Hana field in the West Gharib Concession, Gulf of Suez has reported that production from the field has leveled off at approximately 3,000 barrels of oil per day. Several independent engineering firms have calculated in place reserves of 35 to 45 million barrels. In order to maximize recovery and increase daily production, additional development wells will be drilled this year and water injection planning will commence to provide the required reservoir pressure support. Both 3-D seismic surveys acquired in late 2000 covering a total of 400 sq. km. of the West Gharib Concession have been reprocessed and the data is now being analyzed.

On the other side of the Gulf of Suez on the Company's Central Sinai Concession, the operator has made application both to extend the entire concession and for a development lease surrounding the Lagia field, the first step to converting the discovery into a commercially productive field.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

CONTACTS:
BARRY D. LASKER    - (713) 626-9373
SCOTT LARSEN       - (713) 626-9373
INTERNET: http://www.tapcor.com

TransAtlantic's common shares will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release includes projections and other "forward-looking" statements. All statements other than statements of historical facts included in this press release are forward-looking statements. The statements involve risks that could significantly impact TransAtlantic Petroleum Corp. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that these projections will be achieved and actual results could differ materially from those projected. Important factors that could cause actual results to differ from the Company's expectations include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability and costs of drilling and other well services, fluctuations in oil and gas prices, government regulation and foreign political risks, as well as other risks.


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